UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 25, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cango Inc.

File No. 333-225813 - CF#36429

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Cango Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on July 16, 2018.

Based on representations by Cango Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through May 1, 2019
Exhibit 10.9	through May 1, 2019
Exhibit 10.10	through April 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary